

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the period from ______________ to __________________.

Commission file number 01-06140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2016 and December 31, 2015 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23 Consent of Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan

Date: May 31, 2017

Phillip R. Watts
Secretary, Administrative Committee

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2016 and 2015

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2016 and 2015

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Dillard's, Inc. Investment & Employee Stock Ownership Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of Dillard's, Inc. Investment & Employee Stock Ownership Plan ("the Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Dillard's, Inc. Investment & Employee Stock Ownership Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
May 26, 2017

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Investments, at fair value:		
Dillard's, Inc. common stock	$ 495,687,385	$ 535,445,295
Mutual funds	307,983,185	306,949,330
Collective trust funds	204,279,429	204,097,641
Total investments	1,007,949,999	1,046,492,266
Non-interest bearing cash	218,699	10,231
Receivables:		
Employer contributions	40,770	450,154
Participant contributions	49	774,488
Accrued interest & dividends	552,702	570,728
Notes receivable from participants	10,285,109	11,322,589
Total receivables	10,878,630	13,117,959
Total assets	1,019,047,328	1,059,620,456
LIABILITIES		
Administrative expenses payable	(191,800)	(193,805)
Pending settlement	-	(36,948)
Total liabilities	(191,800)	(230,753)
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,018,855,528	$ 1,059,389,703

The accompanying notes are an integral part of these financial statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:		
Investment Income:		
Net appreciation in fair value of investments	$	1,178,933
Interest and dividends		7,586,575
Other		741,847
Total investment income		9,507,355
Interest income on notes receivable from participants		434,277
Contributions:		
Participant		37,964,676
Employer		18,405,174
Total contributions		56,369,850
Total additions		66,311,482
DEDUCTIONS:		
Distributions to participants		(105,177,491)
Administrative expenses		(1,668,166)
Total deductions		(106,845,657)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS		(40,534,175)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		1,059,389,703
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$	1,018,855,528

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document, which is available from the Plan Administrator.

General: The Plan is a defined contribution plan covering eligible employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor"). The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective February 3, 2011, the Administrative Committee (the "Committee") of the Plan appointed Evercore Trust Company, N.A. ("Evercore Trust Company") as the trustee for the Dillard's Stock Fund. As trustee for the Dillard's Stock Fund, Evercore Trust Company has the exclusive fiduciary authority and responsibility for deciding whether the Dillard's Stock Fund should remain as an investment option under the Plan. Evercore Trust Company has the authority to restrict investment in the Dillard's Stock Fund, or to sell or otherwise dispose of all or any portion of Company common stock held in the Dillard's Stock Fund (subject to any practical or legal restrictions). In the event of a sale or other disposition, Evercore Trust Company would designate an alternate investment fund under the Plan for the temporary investment of any proceeds. Evercore Trust Company has no responsibility for any investment fund under the Plan other than the Dillard's Stock Fund.

The Plan Sponsor allows participants to diversify all or a portion of any employer matching contributions and earnings thereon without meeting any service requirements. The accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in the Dillard's Stock Fund.

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a Company match formula. Under this formula, participants who are eligible for Company matching contributions will receive a matching contribution equal to 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum Company matching contribution of 3 1/2 %. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one-year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period. Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in the Dillard's Stock Fund of up to 6% of participants' eligible earnings. Company matching contributions are also invested in the Dillard's Stock Fund.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan year following the Plan year in which the employee was first automatically enrolled. If the

NOTE 1 - DESCRIPTION OF PLAN (Continued)

participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible earnings. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Conservative to Moderate Model Portfolio (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the Plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and Rollover contributions into a variety of investments offered under the Plan.

The Committee of the Plan utilizes an investment advisor, The Newport Group, Inc. ("The Newport Group") to serve as the independent investment advisor for the Plan.

Effective September 28, 2016, the Vanguard Inflation-Protected Securities Fund replaced the PIMCO Real Return Fund. As a result of this change, there was a brief blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This blackout period began on September 23, 2016 and ended on September 28, 2016. Prior to the change in funds, the Plan Sponsor communicated the notice of the blackout period to both Plan participants and beneficiaries as required by Section 101(i)(1) of ERISA.

Effective March 22, 2017, the DFA World ex-U.S. Core Equity Fund replaced the Harbor International Fund and the Vanguard Total Bond Market Index Fund and the Vanguard Extended Market Index Fund were added as investment options. As a result of this change, there was a brief blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This blackout period began on March 17, 2017 and ended on March 22, 2017. Prior to the change in funds, the Plan Sponsor communicated the notice of the blackout period to both Plan participants and beneficiaries as required by Section 101(i)(1) of ERISA.

Participant Accounts: Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution, if eligible, and Plan earnings or losses, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income

NOTE 1 - DESCRIPTION OF PLAN (Continued)

or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting: Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post-2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account, CDI Pre-Tax Account, and Mercantile Pre-Tax Account plus earnings or losses thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings or losses thereon is based on years of service, or in the event of death, disability or retirement, the participant is entitled to 100% of his or her account balance. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Matching contributions made after December 31, 2001, but prior to January 1, 2008, to the Employer Match 2002-2007 Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes 5 or more years of service. The CDI Match and CDI Profit Sharing Accounts vest at the rate of 20% per year of service, beginning after 2 years of service with 100% vesting after a participant completes 6 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired participants and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures: Forfeitures of terminated participants' non-vested accounts may be used by the Plan to reduce future employer contributions. For the year ended December 31, 2016 the amount of forfeitures utilized to reduce employer contributions was $691,777.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Participants have the right to demand that benefits be paid in the form of employer stock. Notwithstanding the foregoing, if the participant's total vested account balances exceed $1,000 but are not more than $5,000, the participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the participant's total vested account balance is $1,000 or less and the participant did not make a distribution election, the participant's total vested account balance will be distributed without the participant's consent. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $498,575 and $1,239,171 at December 31, 2016 and 2015, respectively. These amounts continue to be included in investments in the financial statements.

Participant Employee Stock Ownership Plan Dividends: With respect to dividends paid on employer stock, participants may elect to either receive the dividends as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund.

Withdrawals Prior to Termination: At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½, participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. A participant who has attained age 65 may request a withdrawal of the balance of their vested accounts at any time.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions or loan payoffs made directly to Wells Fargo. At December 31, 2016, the rate of interest for new loans was 4.75%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of the Plan's financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value (see Note 5). Investments in the Dillard's Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange.

Investment in participation units of the S&P 500 index collective trust fund is presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The net asset value is used as a practical expedient to estimate fair value. The S&P 500 index collective trust is an index fund that invests in the equity securities of companies that compose the Index and pursues its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

The fair value of the participation units in the stable return collective trust fund is estimated based on the net asset values of the fund. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The stable return collective trust fund invests solely in another collective trust fund which pursues its objective through the active management of a diversified portfolio of fixed income investments with benefit responsive investment contracts. The investment contracts are issued by selected high quality insurance companies and financial institutions. The principal value of these contracts is not expected to fluctuate during the term to maturity. Upon contract maturity, the full principal amount, plus any unpaid accrued interest is returned to the fund. The stable return collective trust fund provides for daily redemptions by participants at reported net asset values per unit, with no advance notice requirements. Redemptions by the Plan occur at net asset value following a 12-month notice period.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, net of an allowance for uncollectible notes receivable. Repayments of principal and interest are received through weekly payroll deductions or loan payoffs made directly to Wells Fargo and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Wells Fargo Bank, N.A. is the Plan recordkeeper. The Plan held units of collective trusts managed by Wells Fargo Bank, N.A. Therefore, these transactions and the Plan's payment of recordkeeping fees to Wells Fargo Bank, N.A. are party-in-interest transactions.

The Committee of the Plan utilizes an investment advisor, The Newport Group, to serve as the independent investment advisor for the Plan. The Newport Group (1) recommends mutual funds to be included in the Plan's investment menu, (2) monitors the performance of those funds against certain pre-determined standards, and (3) recommends the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. Fees paid by the Plan to the Newport Group are party-in-interest transactions.

Evercore Trust Company is the trustee for the Dillard's Stock Fund. Fees paid by the Plan to the Evercore Trust Company are party-in-interest transactions. The Plan held 7,906,961 and 8,148,612 shares of Dillard's, Inc. Class A common stock, which represents 48.7% and 50.5% of net assets available for benefits, at December 31, 2016 and 2015, respectively. The Plan recognized dividend income of $2,224,289 during 2016 from this related-party investment.

On May 9, 2017, Evercore and The Newport Group announced that they entered into an agreement by which Evercore will sell the institutional trust and independent fiduciary business of its subsidiary Evercore Trust Company to The Newport Group. Completion of the transaction, which is subject to a client consent process and regulatory approval, is expected to occur at the end of the third quarter of 2017.

Other providers render legal, accounting and administrative services to the Plan. Fees paid by the Plan to these providers are party-in-interest transactions.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan during 2016.

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on September 20, 2013, in which the Internal Revenue Service stated that the Plan and related trust, as amended and restated at January 1, 2012, were in compliance with the applicable sections of the Internal Revenue Code and are therefore qualified and exempt from tax. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 2 for the descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

The methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Fair Value Measurements At December 31, 2016			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Company common stock [1]	$ 495,687,385	$ -	$ -	$ 495,687,385
Mutual funds	307,983,185	-	-	307,983,185
Total assets in the fair value hierarchy	803,670,570	-	-	803,670,570
Common collective trust funds measured at net asset value [2]				
Wells Fargo S&P 500 Index Fund				55,102,034
Wells Fargo Stable Return Fund				149,177,395
Investments at fair value				$1,007,949,999

	Fair Value Measurements At December 31, 2015			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Company common stock	$ 535,445,295	$ -	$ -	$ 535,445,295
Mutual funds	306,949,330	-	-	306,949,330
Total assets in the fair value hierarchy	842,394,625	-	-	842,394,625
Common collective trust funds measured at net asset value [2]				
Wells Fargo S&P 500 Index Fund				52,329,816
Wells Fargo Stable Return Fund				151,767,825
Investments at fair value				$1,046,492,266

(1) The quoted market price of Company common stock on December 31, 2016 was $62.69 per share and the quoted market price of Company common stock on the latest practical date of May 25, 2017 was $50.17 per share.

(2) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy (see Note 2). The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

******

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

Plan Sponsor: Dillard's, Inc.
Employer Identification Number: 71-0388071
Plan Number: 111

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:			
*	Dillard's, Inc.	Common Stock, par value $0.01	**	$ 495,687,385
	Mutual Funds:			
	American Funds	American Funds EuroPacific Growth Fund	**	17,607,745
	Dodge & Cox	Dodge & Cox Income Fund	**	70,966,262
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	**	24,127,514
	Harbor Funds	Harbor Capital Appreciation Fund	**	50,748,299
	Harbor Funds	Harbor International Fund	**	15,450,068
	Invesco	Invesco Growth & Income Fund	**	38,129,667
	JP Morgan	JP Morgan Mid Cap Value Fund	**	24,159,748
	Legg Mason	Legg Mason ClearBridge Small Cap Growth Fund	**	8,369,604
	Prudential	Prudential Jennison Mid-Cap Growth Fund	**	17,797,567
	Vanguard	Vanguard Total International Stock Index Fund	**	18,145,931
	Vanguard	Vanguard Inflation-Protected Securities Fund	**	22,480,780
		Total mutual funds		307,983,185
	Collective Trust Funds:			
*	Wells Fargo	Wells Fargo S&P 500 Index Fund	**	55,102,034
*	Wells Fargo	Wells Fargo Stable Return Fund	**	149,177,395
		Total collective trust funds		204,279,429
*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 9.25% and maturity dates from January 1, 2017 to December 11, 2026.		10,285,109
		Total assets held for investment		$ 1,018,235,108

* Party-in-interest.
** Column (d) is not applicable for participant-directed investments.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-202574, 333-181623 and 333-167937 on Form S-8 of Dillard's, Inc. of our report dated May 26, 2017 appearing in this Annual Report on Form 11-K of Dillard's, Inc. Investment & Employee Stock Ownership Plan for the year ended December 31, 2016.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
May 26, 2017